Cornteen LLC..
(the "Company")
a California Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 and December 31, 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Cornteen LLC. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 14, 2024

CORNTEEN LLC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	19	4
Total Cash and Cash Equivalents	19	4
Shareholder Loan Receivable	-	-
Total Current Assets	19	4
Non-Current Assets:		
Fixed Assets, net	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	19	4
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	-
Business Loans Payable	-	-
Other Current Liabilities	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
Total Non-Current Liabilities		
TOTAL LIABILITIES	-	-
EQUITY		
Member Capital (Wefunder)	96,182	-
Member's Capital	1,732	1,616
Accumulated Deficit	(97,895)	(1,612)
TOTAL EQUITY	19	4
TOTAL LIABILITIES AND EQUITY	19	4

CORNTEEN LLC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue		
Operating Expenses		
Professional Fees	153,650	211
General and Administrative	30,458	125
Advertising and Marketing	-	395
Total Operating Expenses	**184,109**	**731**
Total Loss from Operations	**(184,109)**	**(731)**
Other Income/Expense		
Donations	87,826	-
Other Income/Expense	-	-
Total Other Income/Expense	**87,826**	**-**
Earnings Before Income Taxes, and Depreciation	**(96,283)**	**(731)**
Depreciation Expense	-	-
Net Income (Loss)	**(96,283)**	**(731)**

CORNTEEN LLC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(96,283)	(731)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Shareholder Loan Receivable	-	-
Accounts Payable	-	-
Other Current Liabilities	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	**(96,283)**	**(731)**
INVESTING ACTIVITIES		
Fixed Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Business Loans Payable	-	-
Member Capital (Wefunder)	96,182	
Member's Capital	116	715
Net Cash provided by (used in) Financing Activities	**96,298**	**715**
Cash at the beginning of period	4	20
Net Cash increase (decrease) for period	15	(16)
Cash at end of period	**19**	**4**

CORNTEEN LLC. STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital				Total Member's
	Units	$ Amount		Accumulated Deficit	Equity
Beginning balance at 1/1/22	-	901		(881)	20
Contribution	-	735			735
Distribution	-	(20)			(20)
Net income (loss)	-	-		(731)	(731)
Ending balance at 12/31/22	-	**1,616**		**(1,612)**	**4**
Contribution (Wefunder)	-	96,182		-	96,182
Contribution	-	116		-	116
Distribution	-	-		-	-
Net income (loss)	-	-		(96,283)	(96,283)
Ending balance at 12/31/23	-	**97,914**		**(97,895)**	**19**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cornteen LLC was organized in the United States of America on July 14, 2020. It is a limited liability company based in New York, NY. Cornteen LLC is established with a sole purpose to produce and market the movie tentatively titled Coming Together, written and directed by Erik Bork. The movie's physical production occurred in 2023, with post-production beginning in 2023 and continuing in 2024. After completing the film production, the company intends to generate revenue through a distribution deal. A distribution company may pay for the rights to the film once one is found. Alternatively, the primary customers would be audience members or companies that directly bring the film to audiences, who pay to watch it or purchase the rights to exhibit it. The sole manager of Cornteen LLC is Erik Bork.

The sole member of Cornteen LLC is Funclub Unlimited, owning 100%. Funclub Unlimited is a California corporation incorporated on January 3, 2000, and solely owned by Erik Bork. Its primary revenue-generating activities are book royalties and script consulting payments for Erik Bork's book and consulting services. FunClub Unlimited occasionally makes loans to Cornteen, which Cornteen repays. However, since Cornteen does not have control over Funclub and the two companies share no other affiliations, the financial statements are not required to be consolidated.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023 and December 31, 2022, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $19 and $4 in cash as of December 31, 2023 and December 31, 2022, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company will earn revenue when the film tentatively titled "Coming Together" is released or distributed. Revenue may be earned through a distribution company that pays for the rights to the film when found. Otherwise, customers could be audience members or companies that bring the film directly to audiences, who pay to see it or pay for the rights to show it.

Other Income

In 2023, the company raised funds amounting to $87,826, which is accounted for as other income (non-operating). The funds were used to finance the production of the film it is currently producing, and they came in through grants/donations that came in directly or through a 501c3 Fiscal Sponsor.

Advertising Costs

Advertising costs associated with marketing the company's products and services will be expensed as costs are incurred. These costs are typically related to marketing and advertising the movie to distributors and potential audiences to earn revenue from movie sales.

General and Administrative

General and administrative expenses of the company typically include film production-related expenses, such as payments for locations, meals, transportation, props, and wardrobe.

Professional Fees

Professional fees of the company typically include payments to contractors and consultants hired during film production, such as producers, cameramen, editors, actors, supervisors, and production crews.

Income Taxes

The Company is a pass-through entity and is not subject to federal tax. The Company is subject to corporate income and state income taxes in California, where it conducts its business. Since its inception in 2020, it has not yet filed any income taxes, as it had no substantial transactions particularly in relation to income-generating activities from 2020 to 2023. It is still in the process of filing its 2023 income taxes.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2023 and December 31, 2022, the company had no long term debt or obligations.

NOTE 6 – EQUITY

The Company is a single member LLC, with 100% of ownership interest assigned to the single owner Funclub Unlimited.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 14, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.